GSP Securities LLC

(A majority owned subsidiary of Emigrant Bancorp, Inc.)

Statement of Financial Condition
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67802

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GSP Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22 Vanderbilt
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip F. Landolphi	212-850-4992	Landolphip@gspcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

330 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip F. Landolphi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GSP Securities LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Philip F. Landolphi

Title: Co-Managing Director, CEO, Chief Compliance Officer

Patricia A. Steigerwald

Notary Public

PATRICIA A. STEIGERWALD
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ST4714250
Qualified in Nassau County
Commission Expires June 30, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GSP Securities LLC
(A majority owned subsidiary of Emigrant Bancorp, Inc.)
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Member and Manager of GSP Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of GSP Securities LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 24, 2026

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 300 Madison Avenue New York, New York
T: 646 471 3000/4000, www.pwc.com/us

GSP Securities LLC
(A majority owned subsidiary of Emigrant Bancorp, Inc.)
Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents		
On deposit with affiliate	$	8,002,389
On deposit with non-affiliate		2,656,035
Accounts Receivable		2,607
Total assets		10,661,031
Liabilities and Member's Equity		
Liabilities		
Due to affiliates		1,045,958
Accrued expenses payable		257,037
Unearned fee income		700,000
Total liabilities		2,002,995
Member's equity		
Member's equity		8,658,036
Total member's equity		8,658,036
Total liabilities and member's equity	$	10,661,031

GSP Securities LLC
(A majority owned subsidiary of Emigrant Bancorp, Inc.)
Notes to Financial Statement
December 31, 2025

1. Organization and Nature of Operations

GSP Securities LLC, a Delaware limited liability company (the Company) was established on April 27, 2007. The Company is wholly owned by Galatioto Sports Partners LLC (GSP), which in turn is majority owned by Emigrant Bancorp, Inc. (the Parent). Effective August 15, 2008, the Company became a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on that date. The Company is subject to the regulation, examination and supervision of FINRA. The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA.

The Company's business is focused in the professional sports industry and primarily involves the earning of fees relating to merger and acquisition, advisory work, referral services and serving as an agent for the private placement of debt and equity activities.

The Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3, but also, (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry proprietary accounts for other broker-dealers (PAB). Accordingly, the Company will file an exemption report in reliance on footnote 74 to SEC release 34-70073.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in preparing the accompanying financial statements which conform to generally accepted accounting principles in the United States of America (U.S. GAAP).

Basis of Accounting and Use of Estimates
The Company uses the accrual basis of accounting for financial statement purposes.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents as short term, highly liquid investments with original maturities of ninety days or less from the date of acquisition. The cash on deposit with non-affiliate is held at one nationally recognized banking institution and the amount exceeds the FDIC insurance limits.

Income Taxes
The Company does not provide for income taxes in the accompanying financial statements. Under current federal, state and local tax laws, a limited liability company with only one member is disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company is disregarded as an entity separate from its owner and is not subject to federal, state, or local income taxes.

3.   **Unearned Fee Income**

Retainer and other fees received in advance but not earned as of December 31, 2024, amounted to $1.5 million, from which $1.1 million was recognized as revenue during 2025 and approximately $700 thousand has not been recognized as revenue at December 31, 2025.

4.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires a registered broker dealer to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or the minimum net capital of $5,000, whichever is greater. Also, the Uniform Net Capital Rule 15c3-1 requires the ratio of aggregate indebtedness to net capital, both as defined by the Securities and Exchange Commission, shall not exceed a ratio of 15 to 1. In addition, the Company must notify the SEC promptly if the Company's total net capital is less than 120% of its minimum capital requirement in accordance with Securities and Exchange Rule 17a-11.

5.   At December 31, 2025, the Company had net capital of $929,041, which was $795,508 in excess of required net capital of $133,533, and the Company's ratio of aggregate indebtedness to net capital was 2.1560 to 1.

6.   **Fair Value Measurements**

All of the Company's assets and liabilities are carried at fair value or at amounts that approximate fair value based on their short term nature.

7.   **Related Party Transactions**

The Company has entered into various transactions with wholly owned subsidiaries of the Parent. The significant transactions are summarized as follows:

Cash and Cash Equivalents
The Company maintained $170,743 and $7,831,646 on deposit with Emigrant Bank, an affiliate of the Parent, respectively in a noninterest bearing checking account and interest bearing savings account at December 31, 2025.

Liabilities
The Company also has accrued liabilities of $1,045,958 with Emigrant Bank primarily related to employee payroll costs at December 31, 2025.

Member's Capital
Pursuant to Article IV of the Company's Operating Agreement, the Company distributed to Galatioto Sports Partners LLC $8,880,000 during 2025.

8.   **Subsequent Events**

Pursuant to Article III of the Company's Operating Agreement, the Company made a cash distribution to Galatioto Sports Partners LLC in the amount of $500,000 on January 29, 2026. On February 24, 2026 the Company notified SEC and FINRA of its intent to make a cash distribution to Galatioto Sports Partners LLC in the amount of $6.055 million.

Subsequent events have been evaluated through February 24, 2026, which is the date the financial statements were available to be issued.